LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

May 28, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 28, 2010
File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated May 25, 2010, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from Amendment No. 3 to the Registration Statement as filed on April 29, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the pages in Amendment No. 3 to the Registration Statement).

Use of Proceeds, page 38

1.

We note your reference to the payment to executive officers of $5.5 million pursuant to a special incentive program, both here and on page 12 and 13 in connection with your Summary Consolidated Financial Data. We also note your reference, in connection with your Capitalization Table, to the RSUs to be issued to certain executive officers and directors pursuant to one of your benefit plans in connection with the consummation of the offering. Based upon the disclosures presented in your discussion of “Compensation Programs” on pages F-65 and F-66, it appears that significant additional bonuses may be awarded in connection with the consummation of an initial public offering. Please expand your disclosures in each of the above cited locations to include a chart that specifically describes and quantifies the potential bonuses that may be awarded under each of the individual programs.

Response 1: We have added a detailed disclosure in footnote 2 to the Summary Consolidated Financial Data (pages 12-13). That disclosure describes the applicable compensation arrangements, provides cross references to corresponding disclosures in the CD&A and contains the chart suggested by the Staff. As we have discussed with the Staff, Tower was concerned that it would appear too repetitious to repeat the same disclosure under “Use of Proceeds” and “Capitalization.” Instead, Tower has inserted cross references to the detailed disclosure in each of the Use of Proceeds (page 39), Capitalization (page 42) and MD&A (page 52) discussions. More detailed descriptions appear in the CD&A at pages 115 through 117.

Age of Financial Statements

2.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulations S-X.

Response 2: The Company is aware of, and has considered, the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

3.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 3: The Company has filed consents of the applicable accounting firms with Amendment No. 4 to the Registration Statement. The Company acknowledges that it is aware of the requirements of Rule 402 of Regulation C.

*    *    *    *    *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission

J. Nolan McWilliams, Esq.

Ms. Beverly Singleton

Ms. Margery Reich

Tower

Mr. Mark Malcolm

Mr. James Gouin

Mr. Jeffrey Kersten

Ms. Nanette Dudek

Davis Polk

Joseph Hall, Esq.